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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 0-17227

ABER DIAMOND CORPORATION
(Translation of registrant's name into English)

P.O. Box 4569, Station A, Toronto, Ontario, M5W 4T9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                              No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[ABER DIAMOND CORPORATION
LETTERHEAD]

NEWS RELEASE

ABER'S FIRST DIAMOND PRODUCTION SOLD FOR
US$96 PER CARAT

April 2, 2003 — Toronto, Canada — Aber Diamond Corporation (TSE-ABZ, NASDAQ-ABER) is pleased to announce the sale of its first parcel of diamonds from the Diavik Diamond Mine. A total of 42,619 carats of diamonds were sold for a total of US$4,100,692, an average price of US96.22 per carat for the run-of-mine parcel.

The sale to Tiffany & Co. accounted for 23% of the overall sales. It is the first sale under a 10-year agreement through which Tiffany will purchase a minimum of US$50 million per year in Tiffany's exacting standards of colour and clarity. The balance of the parcel was sold through the Antwerp open market.

This first parcel of diamonds, delivered to Aber in late January, was produced from the early stages of the ongoing mine and processing plant commissioning. Diamond recovery compared to the feasibility study sampling is presently estimated at 96.5% on a value basis. A recovery circuit enhancement for small diamonds is currently being engineered for installation by year-end with the objective of raising recovery to 99% by value.

The average price realized is higher than projected from the feasibility study sampling. The difference results from a combination of enhanced diamond quality in larger diamonds and under recovery of very small diamonds. The diamond quality enhancement is, in turn, a result of a combination of reduced diamond breakage and a better population of larger stones. The largest diamond recovered weighed 102.58 carats but it is not of gem quality.

Production Update

Project commissioning began in December 2002 with the pre-stripping of overburden following the dewatering of the mining area after completion of the dike structure. The Diavik Diamond Mine began initial diamond processing on a commissioning basis in December 2002. During the pre-stripping process, non-lithified fine grained kimberlite ash mixed with mudstone lenses was found to occur at the interface between the lake bottom overburden and the more competent kimberlite rock comprising the ore reserve. This geological unit was not included in the ore reserve since drill core was not recovered from it during the ore body delineation phase of the project and therefore no sampling or analytical testing has been performed on this material. Production data suggests that the kimberlite ash material mined to date has an undiluted grade of 2.5 to 3.0 carats per tonne.

The feed to the processing plant during the commissioning period is an unpredictably diluted mixture of overburden and kimberlite ash with high moisture content due to pore water within the porous kimberlite retained from its history beneath the lake. The rate of mining is limited at present by waste stripping capacity thus restricting the processing plant to non-continuous operation so far, although it has been continuously operated for a short period at its design throughput rate of 1.9 million tones per year versus the current mine plan production rate of 1.5 million tones per year. Production will continue to ramp up with normalized operation based entirely on ore reserve kimberlite expected in August. A formal reconciliation of production against the feasibility study parameters will only be possible after several months of mining of the reserve.

The current mine plan, updated by Diavik Diamond Mines Inc., the operator, as of the end of March, calls for the mining and processing of 960,000 tonnes of diamond bearing material during this calendar year to recover 3.7 million carats of diamonds prior to the installation of the small diamond recovery enhancement. This will enable the delivery of 2.9 million carats of those diamonds to the joint venture partners by calendar year-end. On this basis, Aber expects to complete the sale of a total of approximately 1.0 million carats during its fiscal year ended January 31, 2004, being its 40% share of carats delivered prior to November 2003.

On the A-154 North kimberlite, a large diameter reverse circulation drilling programme is scheduled this summer to recover an 800 tonne sample from four 60 cm diameter drill holes. The sample will be processed in an on-site pilot plant during the final quarter of this year to provide a diamond sample of sufficient size to determine an average diamond price to a level of accuracy adequate for production planning.

Financial

Forecasted operating costs, including start-up costs not reflected in the Project capital costs, for the 2003 calendar year remain unchanged at the budgeted amount of $169.0 million, on a 100% basis, although actual costs for the first two months of the year are substantially below budget. The Project and sustaining capital budgets for 2003 remain unchanged at $35.6 and $4.0 million respectively, on a 100% basis.

The commencement of commercial production and incorporation of diamond sales and operating costs into the Company's earnings statement will begin when certain parameters defining continuous, stable operation have been achieved. Aber expects all parameters to have been met by the end of the second quarter of this fiscal year. Sales revenue, net of associated costs, in the period prior to the commencement of commercial production will be credited against deferred project development costs. From the third quarter onwards, Aber expects earnings to reflect operating results from the sale of Diavik product.

The majority of Aber's sales will follow the typical diamond market delivery model of goods being delivered to the Antwerp market on a five-weekly basis or ten cycles per annum. Assuming a constant mine production rate, quarterly earnings are expected to be in the ratio of 20%: 30%: 20%: 30% each year.

Aber will be releasing its financial results for the year ended January 31, 2003 on April 7, 2003.

The Diavik Diamonds Project is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Both companies are headquartered in Yellowknife. Diavik Diamond Mines Inc. is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Ontario.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed in the Company's Annual Information Form filed with certain Canadian securities regulators and with the United States Securities and Exchange Commission.

For further information, please contact:

Robert A. Gannicott, President & Chief Executive Officer — (416) 362-2237 (ext. 225); or

S. Caroline Glasbey, Director, Investor Relations — (416) 362-2237 (ext. 235)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED the 2nd day of April, 2003.

ABER DIAMOND CORPORATION (Registrant)
By:	/s/ LYLE R. HEPBURN Name: Lyle R. Hepburn Title: Secretary

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SIGNATURES